Exhibit 99.1

E-Commerce China Dangdang Inc. Announces Extraordinary General Meeting of Shareholders

Beijing, China, August 1, 2016 -- E-Commerce China Dangdang Inc. (NYSE: DANG) (the “Company” or “Dangdang”), a leading business-to-consumer e-commerce company in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 2:00 p.m. Beijing Time on September 12, 2016, at the Company’s office at 12/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated May 28, 2016, by and among Dangdang Holding Company Limited (“Parent”), Dangdang Merger Company Limited (“Merger Sub”) and the Company, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby (including the Merger, as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent in accordance with Cayman Islands Companies Law. If completed, the Merger will result in the Company becoming a privately-held company. Dangdang’s American depositary shares (“ADSs”), each representing five Class A common shares of the Company, will no longer be listed on The New York Stock Exchange and the American depositary shares program for Dangdang’s ADSs will terminate. In addition, Dangdang’s ADSs and Dangdang’s Class A common shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the board of directors of the Company comprised of independent directors unaffiliated with Parent or Merger Sub or any member of the buyer group or the management of the Company, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, and recommended that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Shareholders of record as of the close of business in the Cayman Islands on August 26, 2016 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on August 8, 2016 will be entitled to instruct The Bank of New York Mellon, the ADS depositary, to vote the Class A common shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the Securities and Exchange Commission (“SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the final proxy statement) will be mailed to shareholders and ADS holders.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the final proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the final proxy statement.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang’s nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

For more information, please contact:

Ye Ji

Investor Relations

E-Commerce China Dangdang Inc.

Phone: +86-10-5799-2306

E-mail: ir@dangdang.com

Elaine Ketchmere, CFA

Compass Investor Relations

+1-310-528-3031

Email: eketchmere@compass-ir.com